Prospectus Supplement No. 1 (to Prospectus dated December 19, 2025)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-291599

11,111,116 Shares

Common Stock

This prospectus supplement updates and supplements the prospectus dated December 19, 2025, as supplemented or amended from time to time (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-291599). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 3, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus relates to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 11,111,116 shares of Common Stock, par value $0.0001 per share (the “Common Stock”) of Firefly Aerospace Inc. (“Firefly Aerospace”) that were received by such Selling Securityholders as consideration in connection with Firefly Aerospace’s acquisition of SciTec Innovations, LLC, a Delaware limited liability company.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is listed on the Nasdaq Global Market under the symbol “FLY”. On March 2, 2026, the closing price of our Common Stock was $20.92 per share.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 9 of the Prospectus, and under similar headings in any further amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 3, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 25, 2026

Firefly Aerospace Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-42789	81-5194980
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1320 Arrow Point Drive, #109
Cedar Park, Texas	78613
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (512) 893-5570

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	FLY	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 25, 2026, the Compensation Committee (the “Committee”) of the Board of Directors of Firefly Aerospace Inc. (the “Company”) adopted and approved the Firefly Aerospace Inc. Executive Severance Plan (the “Plan”). The Plan is intended to provide a standardized framework for the payment of severance and other benefits to eligible officers and management employees designated by the Committee. Severance and other benefits provided for under the Plan apply in addition to (but without duplication of) any severance benefits provided under an eligible employee’s employment agreement or offer letter with the Company. The Company’s executive officers will commence participation in the Plan upon executing and returning a participation agreement as provided under the Plan.

The Plan provides a participating executive officer with the following severance payments in the event the executive officer’s employment with the Company is terminated by the Company without “Cause” (as defined in the Plan and other than a termination due to the executive officer’s death or “Disability” (as defined in the Plan)) or due to the executive officer’s resignation for “Good Reason” (as defined in the Plan), provided that the executive officer has completed at least one (1) full year of continuous service as of the termination date (which service requirement does not apply in the event of a qualifying termination of employment that occurs during the twenty-four (24)-month period following a Change in Control (as defined in the Firefly Aerospace Inc. 2025 Omnibus Incentive Plan) (the “Change in Control Protection Period”)):

•

a lump sum amount equal to the executive officer’s annual base salary (or two (2) times annual base salary for the Company’s chief executive officer in the event of a qualifying termination that occurs during a Change in Control Protection Period);

•

a bonus payment equal to: (i) in the case of the Company’s chief executive officer, the target annual bonus in effect for the year which includes the termination date (or two (2) times the target annual bonus in the event of a qualifying termination that occurs during a Change in Control Protection Period), and (ii) in the case of other participating executive officers, a prorated target annual bonus (if the qualifying termination occurs prior to or on June 30), the annual bonus in effect for the year which includes the termination date based on actual performance achieved prior to, and prorated through, the termination date (if the qualifying termination occurs after June 30), or the target annual bonus in effect for the year which includes the termination date (in the event of a qualifying termination that occurs during a Change in Control Protection Period); and

•

a lump sum amount for the difference between the amount the executive officer pays to effect and continue healthcare coverage under COBRA and the employee contribution amount for up to one (1) year (or two (2) years for the Company’s chief executive officer in the event of a qualifying termination that occurs during a Change in Control Protection Period).

The Plan also provides that if a participating executive officer’s employment with the Company terminates due to his or her death or Disability, the executive officer (or his or her estate) will be entitled to receive a lump sum payment equal to (i) the executive officer’s annual base salary, plus (ii) a prorated target annual bonus (if the termination date occurs prior to or on June 30) or an annual bonus based on actual performance achieved prior to, and prorated through, the termination date (if the termination date occurs after June 30), as well as COBRA benefits for one (1) year.

The Plan further provides for the acceleration of the vesting of equity awards in the event of a participating executive officer’s qualifying termination of employment (including due to death or Disability) that occurs outside of a Change in Control Protection Period, with the vesting of time-based restricted stock units generally accelerating for a one (1)-year period and performance-based restricted stock units continuing to vest, on a prorated basis, based on actual performance achieved at the end of the applicable performance period. In the event of a participating executive’s qualifying termination of employment that occurs during a Change in Control Protection Period or his or her death, all then-unvested time-based and performance-based equity awards will immediately vest.

A participating executive officer’s right to receive severance payments and benefits under the Plan is generally subject to the execution (and non-revocation) of a general release of claims in favor of, and in a form acceptable to, the Company.

The Plan does not include any tax “gross-up” provisions. Notwithstanding anything to the contrary in the Plan, if any payments or benefits under the Plan would subject a participating executive officer to excise tax under Section 280G of the Internal Revenue Code of 1986, as amended (the “Excise Tax”), such payments and benefits will either be reduced (but not below zero) as necessary to avoid the participant incurring any Excise Tax or be paid in full (with the participant paying any Excise Tax due), whichever places the participating executive officer in the better net after-tax position.

The foregoing summary of the Plan does not purport to be complete and is qualified in its entirety by reference to the text of the Plan, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Firefly Aerospace Inc. Executive Severance Plan.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIREFLY AEROSPACE INC.

Date: March 3, 2026	By:	/s/ Darren Ma
Darren Ma
Chief Financial Officer